NeuroSense Therapeutics Ltd.

Medinat ha-Yehudim Street 85

Herzliya 4676670

Israel

December 6, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Tracie Mariner, Vanessa Robertson, Jane Park, Celeste Murphy

Re:	NeuroSense Therapeutics Ltd.
Amendment No. 4 to Registration Statement on Form F-1 Filed December 6, 2021
File No. 333-260338

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NeuroSense Therapeutics Ltd. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 5:00 p.m. Eastern Standard Time on December 8, 2021, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Brian K. Rosenzweig of Covington & Burling LLP at (212) 841-1108 and that such effectiveness also be confirmed in writing.

Respectfully,

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name:	Alon Ben-Noon
Title:	Chief Executive Officer

cc: Brian K. Rosenzweig, Covington & Burling LLP